SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

DISCOVERY COMMUNICATIONS, INC.
(Name of Issuer)
Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share
(Title of Class of Securities)
Series A Common Stock: 25470F 104
Series B Common Stock: 25470F 203
Series C Common Stock: 25470F 302
(CUSIP Numbers)
John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 17, 2008
(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25470F 104 (Series A Common Stock)
CUSIP No.	25470F 203 (Series B Common Stock)
CUSIP No.	25470F 302 (Series C Common Stock)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Malone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		Series A: 1,128,007 (1, 2, 3) Series B: 6,093,491 (1) Series C: 7,221,498 (1, 2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Series A: 1,128,007 (1, 2, 3) Series B: 6,093,491 (1) Series C: 7,221,498 (1, 2)

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Series A: 1,128,007 (1, 2, 3) Series B: 6,093,491 (1) Series C: 7,221,498 (1, 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A: 0.8%(3, 4) Series B: 92.4% (4) Series C: 5.1% (4)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 268,337 shares of Series A Common Stock, 170,471 shares of Series B Common Stock and 438,808 shares of Series C Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.
(2) Includes 165 and 553,174 shares of Series A Common Stock and 165 and 553,174 shares of Series C Common Stock held by two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.
(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by Mr. Malone or his wife; however, if such shares of Series A Common Stock were included, Mr. Malone would have sole voting and dispositive power over 7,221,498 shares of Series A Common Stock, and the percent of Series A Common Stock, as a series, represented by Mr. Malone’s beneficial ownership would be 5.4%, in each case subject to the relevant footnotes set forth herein.
(4) According to information supplied by the Issuer, the Issuer had 134,031,741 shares of Series A Common Stock, 6,598,161 shares of Series B Common Stock and 140,629,901 shares of Series C Common Stock outstanding as of the effective time of the Merger. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. The holders of Series C Common Stock are not entitled to any voting power, except as required by Delaware law. Accordingly, other than in respect of the election of directors of the Issuer, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 23.0% of the voting power of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Statement of
JOHN C. MALONE
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
DISCOVERY COMMUNICATIONS, INC.
Item 1. Security and Issuer.
     John C. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Discovery Communications, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:
     (a) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”);
     (b) Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”); and
     (c) Series C Common Stock, par value $0.01 per share (the “Series C Common Stock” and, together with the Series A Common Stock and Series B Common Stock, the “Common Stock”).
     The Issuer’s executive offices are located at One Discovery Place, Silver Spring, Maryland 20910.
     Mr. Malone is filing this Statement to report his acquisition of beneficial ownership, on September 17, 2008 (the “Effective Date”), of shares of Series A Common Stock, Series B Common Stock and Series C Common Stock in connection with the merger (the “Merger”) of a wholly-owned subsidiary of the Issuer with and into Discovery Holding Company, a Delaware corporation (“DHC”), pursuant to which the Issuer became the new public parent company of DHC. In the Merger, holders of shares of DHC Series A common stock, par value $0.01 per share (“DHC Series A Common Stock”), and DHC Series B common stock, par value $0.01 per share (“DHC Series B Common Stock”), received 0.50 of a share of the same series of Common Stock plus 0.50 of a share of Series C Common Stock.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Series A Common Stock and Series C Common Stock are not convertible.
Item 2. Identity and Background.
     The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. Mr. Malone is the Chairman of Liberty Media Corporation.
     During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Mr. Malone is a citizen of the United States of America.
Item 3. Source and Amount of Funds.
     Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement on the Effective Date pursuant to the Merger. In the Merger, Mr. Malone, as a shareholder of DHC, received (i) 0.50 of a share of Series A Common Stock for each share of DHC Series A Common Stock beneficially owned by him as of the effective time of the Merger, (ii) 0.50 of a share of Series B Common Stock for each share of DHC Series B Common Stock beneficially owned by him as of the effective time of the Merger and (iii) 0.50 of a share of Series C Common Stock for each share of DHC Series A Common Stock and DHC Series B Common Stock beneficially owned by him as of the effective time of the Merger.
Item 4. Purpose of Transaction.
     Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement on the Effective Date pursuant to the Merger. Mr. Malone is a member of the board of directors of the Issuer.
     Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4)

of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.
     Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.
Item 5. Interest in Securities of the Issuer.
     (a) Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 1,128,007 shares of Series A Common Stock (including 268,337 shares held by his wife as to which he disclaims beneficial ownership), which represent 0.8% of the outstanding shares of Series A Common Stock; (ii) 6,093,491 shares of Series B Common Stock (including 170,471 shares held by his wife as to which he disclaims beneficial ownership), which represent approximately 92.4% of the outstanding shares of Series B Common Stock; and (iii) 7,221,498 shares of Series C Common Stock (including 438,809 shares held by his wife as to which he disclaims beneficial ownership), which represent approximately 5.1% of the outstanding shares of Series C Common Stock. The foregoing percentage interests are based on (1) 134,031,741 shares of Series A Common Stock, (2) 6,598,161 shares of Series B Common Stock and (3) 140,629,901 shares of Series C Common Stock, in each case outstanding as of the effective time of the Merger. Accordingly, other than in respect of the election of directors of the Issuer, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 23.0% of the voting power of the Issuer.
     (b) Mr. Malone, and, to his knowledge, his wife each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Mr. Malone and, to his knowledge, his wife each have the sole power to dispose of, or to direct the disposition of, their respective shares of Common Stock.
     (c) Except as reported in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not Applicable.

Item 7. Material to be Filed as Exhibits.
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 26, 2008

/s/ John C. Malone
John C. Malone